UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Regaining Compliance with Nasdaq

As previously reported, on June 30, 2025, Currenc Group, Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”), received two letters from the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that, for the thirty (30) consecutive business day period between May 14, 2025 through June 27, 2025, the Company’s Ordinary Shares (the “Ordinary Shares”) had: (a) not maintained a minimum closing bid price of $1.00 per share required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5550(a) (the “Bid Price Rule”) and (b) not maintained a minimum market value of listed securities of $50 million (the “MVLS Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3), the Company was provided an initial period of 180 calendar days, or until December 29, 2025 (the “Compliance Period”), to regain compliance with the Bid Price Rule and the MVLS Rule. In order to regain compliance with the Bid Price Rule, the Ordinary Shares are required to maintain a minimum closing bid price of $1.00 per share for a minimum of ten consecutive business days during the Compliance Period, or prior to December 29, 2025. In order to regain compliance with the MVLS Rule, the Ordinary Shares are required to maintain a minimum closing market value of $50 million for a minimum of ten (10) consecutive business days during the Compliance Period, or prior to December 29, 2025

On July 14, 2025 the Company received a letter from the Staff notifying the Company that, for the last ten (10) consecutive business days, from June 27 to July 11, 2025, the Ordinary Shares had maintained a minimum market value of $50 million or greater (the “MVLS Compliance Letter”). Accordingly, the MVLS Compliance Letter stated that the Company has regained compliance with the MVLS Rule and the Staff considers this matter to be closed.

On July 18, 2025, the Company received a letter from the Staff notifying the Company that, for the last ten (10) consecutive business days from July 3 to July 17, 2025, the Ordinary Shares had maintained a minimum closing bid price of $1.00 per share or greater (the “Bid Price Compliance Letter”). Accordingly, the Bid Price Compliance Letter stated that the Company has regained compliance with the Bid Price Rule and the Staff considers this matter to be closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 18, 2025

CURRENC GROUP INC.

By:	/s/ Ronnie Ka Wah Hui
Name:	Ronnie Ka Wah Hui
Title:	Chief Executive Officer